NEWS RELEASE

Augusta to Host Conference Call to Provide Update on
Unsolicited Hudbay Offer

Toronto, Ontario, February 21, 2014 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “Company”) will host a conference call and webcast on Monday, February 24, 2014 at10:00 am Eastern Time, where senior management will provide an update on the unsolicited offer by Hudbay Minerals Inc. to acquire the outstanding common shares of Augusta.

Conference Call Information:
Toll Free (North America):	(888) 231-8191
Toronto and International:	(647) 427-7450
Webcast:	www.augustaresource.com

Conference Call Replay:
Toll Free (North America):	(855) 859-2056 (passcode: 3815466)
Toronto and International:	(416) 849-0833 (passcode: 3815466)

The conference call replay will be available from 11:00 am Eastern Time on February 24, 2014 until 11:59 pm Eastern Time on March 3, 2014.

ABOUT AUGUSTA

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of U.S. federal securities laws and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form dated March 25, 2013. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the United States.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com